RESIGNATION
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I, John D. Muellerleile,  the Treasurer and a director of Dr. Protein.com, Inc., a Delaware corporation, ("Company") hereby tender and submit my resignation as the Treasurer and a director of the Company, such resignation to be effective upon this 27th day of May 2002.




/s/ John D. Muellerleile
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John D. Muellerleile